

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 27, 2016

Via E-mail
Bruce E. Kiddoo
Senior Vice President and Chief Financial Officer
Maxim Integrated Products, Inc.
160 Rio Robles
San Jose, California 95134

     Re: **Maxim Integrated Products, Inc.**
            Form 10-K for the Fiscal Year Ended June 27, 2015
            Filed August 18, 2015
            File No. 001-34192

Dear Mr. Kiddoo:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Kevin J. Kuhar

                            Kevin J. Kuhar
                            Accounting Branch Chief
                            Office of Electronics and Machinery